United States securities and exchange commission logo





                               March 8, 2021

       Randy Maslow
       Interim Chief Executive Officer
       iAnthus Capital Holdings, Inc.
       420 Lexington Avenue, Suite 414
       New York, New York 10170

                                                        Re: iAnthus Capital
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed February 5,
2021
                                                            File No. 000-56228

       Dear Mr. Maslow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G Amendment #1 filed February 5, 2021

       Item 1. Business, page 1

   1.                                                   Please revise the chart
so the font is large enough to be legible.
   2.                                                   As you state on page 1
that you are    committed to creating a national retail band and
                                                        portfolio of branded
cannabis and CBD products recognized in the United States,    please
                                                        revise to disclose here
to explain that cannabis is illegal under U.S. federal law.
   3.                                                   On page 1, 43 and
elsewhere in the registration statement, you state you    sell cannabis
                                                        product for medical . .
.. use    and for    wellness.    Products that are intended for use in the
                                                        diagnosis, cure,
mitigation, treatment, or prevention of disease and/or intended to affect the structure of any
function of the body are considered drugs under the Federal Food,
                                                        Drug and Cosmetic Act
and are subject to FDA approval. Accordingly, please revise to describe the regulatory
status of your products in order to provide context to statements
 Randy Maslow
FirstName  LastNameRandy    Maslow
iAnthus Capital Holdings, Inc.
Comapany
March      NameiAnthus Capital Holdings, Inc.
       8, 2021
March2 8, 2021 Page 2
Page
FirstName LastName
         concerning medical or medicinal use.
Recent Developments, page 7

4. Please revise to explain in greater detail the reasons and events that caused your liquidity constraints and subsequent bankruptcy. Discuss whether, and if so how, the bankruptcy has impacted or will impact your operations and business strategy. In terms of your shareholder base, disclose the number of record holders before and after completion of the bankruptcy and recapitalization, and whether these events materially impact the percentage of outstanding voting securities held directly or indirectly of record by residents of the United States. Also, file the October 5, 2020 Plan of Arrangement approved by the Supreme Court of British Columbia as an exhibit to the registration statement.
5. We note your disclosure that the Supreme Court of British Columbia has approved the
         Plan of Arrangement. Please revise to explain when the Recapitalization Transaction and other aspects of the Plan of Arrangement were or will be implemented. If there are contingencies, please discuss them. Update or supplement, as applicable, your Item 4 and
         Item 5 disclosures to explain changes impacting your beneficial ownership table and the the composition of your directors and executive officers.
Employees, page 16

6. Please revise to provide a description of your human capital resources as required by Item
         101(c)(2)(ii) of Regulation S-K.
Item 1A. Risk Factors, page 16

7. Please revise to clarify when you were required to commence reporting and discuss this timing relative to your bankruptcy proceedings, the investigation and resignation of your former CEO, and your shareholder vote regarding the Recapitalization transactions.
8. We note the risk factor on page 29 that the resignation of Mr. Ford and his prior misconduct could result in litigation and regulatory investigations that could have a material adverse impact on your business. Tell us, and revise as applicable, to explain whether the class action litigation referenced on pages 79 and F-74 relate to this prior misconduct.
The resignation of Hadley Ford as our Chief Executive Officer could have a material adverse impact on our business, page 29

9. Please revise to discuss here or elsewhere the findings of the investigation.
We lack access to U.S. bankruptcy protections, page 29

10.      We note your disclosure that many U.S. courts have denied cannabis businesses
         bankruptcy protections because the use of cannabis is illegal under federal law and there is
 Randy Maslow
FirstName  LastNameRandy    Maslow
iAnthus Capital Holdings, Inc.
Comapany
March      NameiAnthus Capital Holdings, Inc.
       8, 2021
March3 8, 2021 Page 3
Page
FirstName LastName
         no guarantee that U.S. federal bankruptcy protections would be available to you. In light of your recent bankruptcy, please revise to disclose whether you filed, or attempted to file, for bankruptcy protection in the United States. Also, revise here or elsewhere in the Form
         10, as applicable, to explain the eligibility requirements that you will need to meet in order to receive bankruptcy protections in Canada.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
43

11.      We note your statement here and elsewhere that you are a    leading
vertically-integrated,
         multi-state owner and operator of licensed cannabis cultivation, processing and dispensary facilities, and a developer, producer and distributor of innovative branded cannabis and
         CBD products in the United States.    Please revise to clarify the
basis for your leadership
         claims.
12.      Clarify under what criteria CBD For Life is    top-ranked.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 63

13. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K.
Item 6. Executive Compensation
Employment Agreements, page 72

14. Please file your employment agreement and termination agreement with Mr. Ford.
Item 7. Certain Relationships and Related Transactions and Director Independence, page 74

15. Revise to clarify how much of the loan to Hadley Ford remains outstanding.
Item 10. Recent Sales of Unregistered Securities, page 81

16. To the extent you have not done so, revise this section to provide the information required by Item 701(a) of Regulation S-K. For example, for sales of securities, identify the section under which the exemption from registration was claimed and the facts upon which you relied for that exemption. For option grants, give the date of grant and the terms of conversion or exercise.
Item 15. Financial Statements and Exhibits, page 88

17.      File your bylaws or advise.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(b) Going Concern, page F-7
 Randy Maslow
iAnthus Capital Holdings, Inc.
March 8, 2021
Page 4

18. You disclose that the Plan of Arrangement was approved by the Supreme Court of British
      Columbia in October 2020, and that your financial statements continue to be reported as a going concern. Please explain to us the nature of the Plan of Arrangement, within the context of Chapter 11 or Chapter 7 bankruptcy proceedings in the United States, and the related accounting consequences you expect for this transaction. Please also consider the need to provide Article 11 pro forma financial information for investors to gain a better understanding of the impact from this transaction, in case the transaction is not expected to be included in future filings before effectiveness of the Form 10.
Note 5. Acquisition and Business Combination
(b) Acquisition of MPX Bioceutical Corporation, page F-21

19. Considering the significance of the MPX acquisition consummated on February 5, 2019, please tell us, and revise if necessary, how you considered the requirements for separate acquiree financial statements under Rule 8-04 of Regulation S-X and pro forma financial information under Rule 8-05 of Regulation S-X.
Note 11. Goodwill, page F-28

20. Please explain to us, and revise if necessary, how the goodwill by reporting unit table reconciles. We note that the carrying value appears to be higher than the book value before the impairment charges were taken for the period. This also applies to the table on
      F-63 for the interim financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at (202) 551-4391 or Lynn Dicker at (202) 551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameRandy Maslow
                                                            Division of
Corporation Finance
Comapany NameiAnthus Capital Holdings, Inc.
                                                            Office of Life
Sciences
March 8, 2021 Page 4
cc:       Richard Friedman, Esq.
FirstName LastName